UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Morgan Stanley

Investment by MUFG in Morgan Stanley

—Aim to Develop a Global Strategic Alliance—

TOKYO, October 13, 2008— Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and Morgan Stanley today implemented their strategic and capital alliance that was announced on September 29, 2008, following revision to the terms of the transaction as described below.

As mutual strategic partners, MUFG and Morgan Stanley intend to pursue a global strategic alliance in a broad range of areas including corporate and investment banking, retail banking and asset management. Concrete measures to maximize the strategic benefits of the alliance are targeted to be considered and determined by June 30, 2009.

1. Details of the capital alliance

MUFG has invested US$9 billion to acquire 21% (on a fully diluted basis) of the voting rights of Morgan Stanley. Approximately US$7.8 billion of this investment is perpetual non-cumulative convertible preferred stock with a conversion price of US$25.25 per share and approximately US$1.2 billion is perpetual non-cumulative non-convertible preferred stock.

MUFG has the right to maintain the equivalent of a 20% fully diluted ownership interest in Morgan Stanley and also, providing that its fully diluted ownership interest remains above 10%, has the right to receive a Morgan Stanley board seat.

Perpetual non-cumulative convertible preferred stock (non-voting)

Shares acquired:	Equivalent of 310,464,033 common shares
Acquisition price:	Conversion price US$25.25 per share
Total acquisition amount:	US$7,839.209 million
Dividend:	10%
Conversion terms:	After one year, if the price of Morgan Stanley common shares exceeds 150% of the conversion price for a period of 20 or more trading days out of 30, 50% of the convertible stock will be converted to common stock. After two years, subject to approval by shareholders, all remaining convertible stock will be converted to common stock under the same terms.

Perpetual non-cumulative non-convertible preferred stock (non-voting)

Total acquisition amount:	US$1,160.791 million
Dividend:	10%
Redemption terms:	After three years, Morgan Stanley has the right to redeem the stock at 110% of its face value.

2. Outline of Morgan Stanley

(1) Name of Company	Morgan Stanley

(2) Representative	Chairman & CEO, John J. Mack

(3) Address	1585 Broadway, New York, NY10036, U.S.A.

(4) Established	1935

(5) Main business	Securities business

(6) Capital	US$35,765 million (As of August 31, 2008)

(7) Total issued shares	1,109,155,431 shares (As of August 31, 2008)

(8) Fiscal year end	November

(10) Stock exchange listing	New York Stock Exchange

*            *            *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division:	+81-3-3240-7651

Morgan Stanley	Media Relations:	+81-3-5424-5019/5020